Exhibit 99.1
Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS PROGRESS AND FINANCIAL
RESULTS FOR FOURTH QUARTER 2010

LAVAL, Quebec (February 24, 2011) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its progress and financial results for the fourth quarter and year ended December 31, 2010.  All figures are in Canadian dollars unless otherwise stated.

Commercial activities related to the U.S. launch of OLEPTRO™ by Angelini Labopharm, LLC continue.  As of December 31, 2010, OLEPTRO™ sales representatives had completed more than 75,000 physician visits and distributed more than 150,000 samples to more than 10,000 physicians.  The managed care program continues to work towards establishing tier 3 coverage for OLEPTRO™ (similar to that of other branded antidepressants in the marketplace) and is now focused on consolidating coverage and improving access to OLEPTRO™ with targeted accounts.

“Feedback from physicians and patients using OLEPTRO™ continues to be positive but revenue is far below what we believed it would be at this time.  We are working with our partner to determine the best path forward,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.

Recent Developments

OLEPTRO™ Approved in Canada - Labopharm’s antidepressant OLEPTRO™ was approved by Health Canada's Therapeutic Products Directorate (TPD) mid-January.  The Company is in active discussions towards establishing a partnership to commercialize OLEPTRO™ in Canada.

Launch of Twice-Daily Tramadol/Acetaminophen Combination Product in Certain European  Markets Expected in Late 2011 - Following the positive opinion under the European Decentralized Procedure for eight European countries last October, Labopharm has received Marketing Authorizations from several of the individual country regulatory authorities.  The launch of twice-daily tramadol/acetaminophen in multiple European countries through its marketing partner, Grünenthal GmbH, is anticipated in late 2011.

DDS-06E Selected by U.S. National Cancer Institute for Pre-Clinical Studies - The U.S. National Cancer Institute’s (NCI) Nanotechnology Characterization Laboratory (NCL) selected Labopharm’s novel oral cancer therapy, DDS-06E (SN-38) for pre-clinical toxicity and safety studies.  The purpose of the studies, which will be conducted by NCL at no cost to Labopharm, is to evaluate DDS-06E as a potential cancer therapy for further development.  DDS-06E is based on Labopharm’s proprietary Polymeric Nano-Delivery Systems™ (PNDS™) technology platform, which enables oral delivery of highly insoluble drugs, typified by BCS class II/IV molecules.

Financial Results

Three-Month Period Ended December 31, 2010

Total revenue for the fourth quarter of fiscal 2010 was $8.3 million compared with $6.7 million for the fourth quarter of fiscal 2009.  The increase was primarily the result of higher licensing revenue, higher product sales as a result of the U.S. commercialization of OLEPTRO™, and revenue from the provision of services related to the commercialization of OLEPTRO™ to Angelini Labopharm under shared services agreements entered into under the terms of the joint venture with Gruppo Angelini.

Revenue from product sales for the fourth quarter of fiscal 2010 was $5.2 million compared with $4.7 million for the fourth quarter of fiscal 2009. Product sales for the fourth quarter of fiscal 2010 included $1.0 million (Labopharm’s 50% proportionate share) for shipments of OLEPTRO™ to Angelini Labopharm to support the ongoing launch in the U.S. market, as well as $0.3 million (Labopharm’s 50% proportionate share) of the sales of OLEPTRO™ by Angelini Labopharm to end users.  Labopharm’s proportionate share of revenue from sales of OLEPTRO™ by Angelini Labopharm are recognized using the “sell-through” method under which revenue is recognized upon sale of the product to the end user customer.  Sales of once-daily tramadol for territories outside the U.S. for the fourth quarter of fiscal 2010 were $3.8 million compared with $4.5 million for the corresponding period of 2009. The decrease was the result of lower unit sales volumes to partners of once-daily tramadol and the $0.3 million impact of an unfavourable year-over-year variance in the exchange rate of the Euro relative to the Canadian dollar, which were partially offset by higher average selling prices as a result of a more favourable product and country mix.  Sales of RYZOLT™ to Purdue Pharma for the fourth quarter of fiscal 2010 were $0.2 million, unchanged from the corresponding period of fiscal 2009.

Both sales of RYZOLT™ to Purdue Pharma and sales of OLEPTRO™ to Angelini Labopharm for distribution in the U.S. market are transacted essentially at cost plus overhead and generate only moderate gross margins.  Gross margin as a percentage of revenue from product sales of once-daily tramadol for territories outside the U.S. (that is, excluding the contribution of OLEPTRO™ and RYZOLT™) for the fourth quarter of fiscal 2010 was 63% compared to 51% for the fourth quarter of 2009.

Licensing revenue for the fourth quarter of fiscal 2010 was $2.2 million compared with $1.2 million for the fourth quarter of fiscal 2009.  The increase is primarily the result of the recognition of $1.4 million of deferred revenue resulting from the licensing of the OLEPTRO™ U.S. marketing rights to Angelini Labopharm.

Royalty revenue recorded on sales of RYZOLT™ for the fourth quarter of fiscal 2010 was $0.2 million compared with $0.6 million in the fourth quarter of fiscal 2009, with the decrease due to the Company’s monetization during the quarter of the expected future royalty stream of RYZOLT™ in the U.S. from Purdue Pharma, which included $0.5 million for final settlement of past due royalties on sales of RYZOLT™.  Revenue from services and research and development collaborations was $0.7 million and included $0.5 million representing Labopharm’s 50% proportionate share of the value of the various services provided by the Company to Angelini Labopharm.  Revenue from services and research and development collaborations for the fourth quarter of fiscal 2009 was $0.2 million.

Research and development expenses, before government assistance, for the fourth quarter of fiscal 2010 were $2.3 million compared with $2.9 million for the fourth quarter of fiscal 2009.  The decrease was primarily the result of lower clinical trial and regulatory costs in the fourth quarter of fiscal 2010.  Estimated research and development tax credits were $1.2 million compared with $0.4 million for the corresponding quarter of fiscal 2009.

Selling, general and administrative expenses for the fourth quarter of fiscal 2010 were $10.1 million compared with $5.4 million for the fourth quarter of fiscal 2009.  The increase is primarily due to the Company’s 50% proportionate share of Angelini Labopharm’s sales and marketing expenses for the commercialization of OLEPTRO™ in the U.S.  This increase was partially offset by the absence of any accruals in the fourth quarter of fiscal 2010 for the Company's share of litigation costs incurred by Purdue Pharma to enforce certain of its U.S. patents related to Labopharm's once-daily tramadol product.

Net loss for the fourth quarter of fiscal 2010 was $7.4 million, or $0.10 per share, compared with $6.4 million, or $0.11 per share, for the fourth quarter of fiscal 2009.

Cash, cash equivalents and marketable securities as at December 31, 2010 were $49.6 million (including $3.3 million representing Labopharm’s proportionate share of the cash and cash equivalents held by Angelini Labopharm) compared with $52.2 million as at September 30, 2010.  During the quarter, Labopharm received from Paladin Labs Inc. a $10 million advance as part, amongst others, of three licensing and distribution agreements that the Company established with Paladin.  In addition, the Company received $5.3 million from Purdue Pharma as a result of the aforementioned monetizaion of the expected future royalty stream of RYZOLT™ in the U.S., which included final settlement of past due royalties.  This amount, in addition to a payment of $4.1 million made by the Company to Purdue Pharma, was used by the Company to settle in full the accrued liability of $9.4 million for the Company’s share of litigation costs incurred by Purdue Pharma to enforce certain of Purdue Pharma’s U.S. patents related to Labopharm's once-daily tramadol product.  Subsequent to year end, Labopharm sold for $3.8 million the long-term notes it had received in exchange for its asset-backed commercial paper (ABCP), which had an original cost of $5.6 million.  The Company used a portion of the proceeds to repay in full the $2.5 million credit facility that was established in the context of the restructuring of the Canadian ABCP.

Twelve-Month Period Ended December 31, 2010

Total revenue for fiscal 2010 increased to $29.4 million from $24.6 million for fiscal 2009.  Revenue from product sales for fiscal 2010 was $16.8 million compared with $18.5 million for fiscal 2009.  Product sales for fiscal 2010 included $2.4 million (Labopharm’s 50% proportionate share) for shipments of OLEPTRO™ to Angelini Labopharm to support the ongoing launch in the U.S. market, as well as $0.3 million (Labopharm’s 50% proportionate share) of the sales of OLEPTRO™ by Angelini Labopharm to end users.  Sales of once-daily tramadol for territories outside the U.S. for 2010 were $13.7 million compared to $15.8 million for 2009.  The decrease was the result of the $1.6 million impact of the unfavourable year-over-year variance in the exchange rate of the Euro relative to the Canadian dollar, as well as a lower average selling price as a result of a less favourable product strength and country mix, which were partially offset by higher once-daily tramadol product unit sales volumes for territories outside the U.S.  Sales of RYZOLT™ to Purdue Pharma were $0.2 million compared with $2.7 million for fiscal 2009 as the inventories accumulated by Purdue Pharma at the end of 2009 were sufficient to meet most of the 2010 demand.

Gross margin (as a percentage of revenue from product sales for once-daily tramadol in territories outside the U.S.) for fiscal 2010 was 59% compared with 62% for fiscal 2009.  The decrease is primarily the result of the aforementioned unfavourable year-over-year variance in the exchange rate and the reversal in fiscal 2009 of write downs taken in previous periods.

Licensing revenue for fiscal 2010 was $8.2 million compared with $4.9 million for fiscal 2009.  The rationale for the increase is similar to that discussed above for the quarter.  Royalty revenue on sales of RYZOLT™ for fiscal 2010 was $2.0 million compared with $1.0 million for fiscal 2009. Revenue from services and research and development collaborations was $2.4 million for fiscal 2010 compared with $0.2 million for fiscal 2009.

Net loss for fiscal 2010 was $29.0 million, or $0.42 per share, compared with $26.1 million, or $0.46 per share, for fiscal 2009.

Conference Call

Labopharm will host a conference call today (Thursday, February 24, 2011) at 8:30 a.m. ET to discuss its fourth quarter fiscal 2010 results. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until midnight on Thursday, March 3, 2011.  To access the archived conference call, dial 416-849-0833 or 1-800-642-1687 and enter the reservation number 43719124 followed by the number sign.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's commercialized products include OLEPTRO™, a once-daily antidepressant marketed in the U.S. and approved in Canada under the same name and a unique once-daily formulation of tramadol marketed in 19 countries, including the U.S.. Labopharm's third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe with launches anticipated in late 2011. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm is headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey.

This press release contains forward-looking statements, including statements concerning the commercial potential of OLEPTRO™ in the United States, statements concerning the sales effort invested by Angelini Labopharm in promoting OLEPTRO™ in the United States, statements concerning access of OLEPTRO™ through managed care organizations, statements concerning the ability of the Company to find a distribution partner for OLEPTRO™ in Canada, statements concerning the regulatory approval and launch of the Company’s twice-daily tramadol-acetaminophen product in certain European countries, and statements concerning the Company’s pipeline of product candidates, including future opportunities based on the Company’s PNDS™ platform, including, DDS-06E (SN-38), which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

RYZOLT™ is a trademark of Purdue Pharma Products L.P.  OLEPTRO™ is a trademark of Labopharm Inc.  POLYMERIC NANO-DELIVERY SYSTEMS™ and PNDS™ are trademarks of Labopharm Inc.

For more information, please contact:
At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com

Labopharm Inc.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)

(thousands of Canadian dollars)	As at December 31, 2010 $	As at December 31, 2009 $

ASSETS
Current
Cash and cash equivalents	39,394	23,650
Marketable securities	10,235	854
Accounts receivable	3,289	4,736
Research and development tax credits receivable	1,358	2,584
Income taxes receivable	6	223
Inventories	3,195	2,637
Prepaid expenses and other assets	1,994	701
Total current assets	59,471	35,385
Restricted investments	215	133
Long-term investments	21,028	2,885
Property, plant and equipment	7,678	8,575
Intangible assets	1,748	2,018
Future income tax assets	117	124
	90,257	49,120

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities	9,650	18,124
Current portion of deferred revenue	9,861	2,938
Current portion of obligations under capital leases	353	309
Current portion of long-term debt	10,398	3,558
Total current liabilities	30,262	24,929
Deferred revenue	35,216	14,364
Obligations under capital leases	4,680	5,033
Long-term debt	38,190	18,939
Total liabilities	108,348	63,265

Shareholders’ deficiency
Share capital
Common shares, no par value, unlimited authorized shares, 71,571,641 and 57,456,364 issued as at December 31, 2010 and 2009, respectively	260,231	242,316
Warrants	6,133	937
Contributed surplus	17,489	16,385
Deficit	(302,586)	(273,625)
Accumulated other comprehensive income (loss)	642	(158)
Total shareholders’ deficiency	(18,091)	(14,145)
	90,257	49,120

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended:		Twelve months ended:
(thousands of Canadian dollars, except share and per share amounts)	December 31, 2010 $	December 31, 2009 $	December 31, 2010 $	December 31, 2009 $

REVENUE
Product sales	5,201	4,664	16,761	18,480
Licensing	2,225	1,238	8,228	4,902
Royalties	193	637	1,977	962
Services and research and development collaborations	672	182	2,418	228
	8,291	6,721	29,384	24,572

EXPENSES
Cost of goods sold [excluding amortization]	2,857	2,194	8,198	8,345
Research and development expenses, net	1,053	2,471	7,383	11,900
Selling, general and administrative expenses	10,070	5,376	35,016	27,077
Financial expenses	1,603	1,286	5,277	4,296
Change in fair value of long-term investment	(430)	-	(765)	-
Amortization of property, plant and equipment and intangible assets	408	464	1,686	1,822
Interest income	(341)	(39)	(763)	(417)
Foreign exchange loss (gain)	507	440	1,959	(3,239)
Restructuring costs	-	897	-	897
	15,727	13,089	57,991	50,681
Loss before income taxes	(7,436)	(6,368)	(28,607)	(26,109)
Income tax expense (recovery)	1	(10)	354	1
Net loss for the period	(7,437)	(6,358)	(28,961)	(26,110)

Net loss per share - basic and diluted	(0.10)	(0.11)	(0.42)	(0.46)

Weighted average number of common shares outstanding	71,571,641	57,428,695	69,709,929	57,123,105

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended:		Twelve months ended:
(thousands of Canadian dollars)	December 31, 2010 $	December 31, 2009 $	December 31, 2010 $	December 31, 2009 $

OPERATING ACTIVITIES
Net loss for the period	(7,437)	(6,358)	(28,961)	(26,110)
Items not affecting cash
Amortization of property, plant and equipment	331	265	1,397	1,494
Amortization of intangible assets	77	199	289	328
Amortization of premiums and discounts on marketable securities	-	20	7	110
Loss on sale of property, plant and equipment	-	-	-	65
Impairment of intangible assets	80	-	80	-
Non-cash interest income	(4)	-	(4)	-
Change in fair value of long-term investment	(430)	-	(765)	-
Non-cash financial expenses	244	211	946	707
Unrealized foreign exchange loss (gain)	(533)	(636)	922	(2,648)
Stock-based compensation	136	140	1,106	1,479
	(7,536)	(6,159)	(24,983)	(24,575)
Net change in other operating items	(3,601)	6,771	21,968	5,937
	(11,137)	612	(3,015)	(18,638)

INVESTING ACTIVITIES
Acquisition of marketable securities	-	-	(34,454)	(8,466)
Proceeds from disposals of marketable securities	-	-	-	9,420
Proceeds from maturities of marketable securities	19,164	9,034	25,251	32,639
Acquisition of restricted investment	(2)	-	(93)	-
Issuance of term loan	(2,530)	-	(9,722)	-
Acquisition of property, plant and equipment	(227)	(15)	(474)	(334)
Acquisition of intangible assets	(41)	(26)	(99)	(83)
	16,364	8,993	(19,591)	33,176

FINANCING ACTIVITIES
Proceeds from issuance of common shares	-	20	18,415	547
Proceeds from issuance of warrants	-	-	5,429	-
Payment of issuance costs of common shares and warrants	(21)	(83)	(1,209)	(118)
Proceeds from issuance of long-term debt	12,530	-	19,722	2,549
Repayment of long-term debt	(681)	-	(685)	-
Financing costs incurred	-	-	(550)	(362)
Repayment of obligations under capital leases	(81)	(72)	(309)	(271)
	11,747	(135)	40,813	2,345

Foreign exchange gain (loss) on cash held in foreign currencies	(481)	(348)	(2,463)	(1,606)
Net change in cash and cash equivalents during the period	16,493	9,122	15,744	15,277
Cash and cash equivalents, beginning of period	22,901	14,528	23,650	8,373
Cash and cash equivalents, end of period	39,394	23,650	39,394	23,650
Supplemental cash flow information:
Interest paid	1,364	987	3,643	3,281
Income taxes paid (recovered)	-	(416)	149	(200)